SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

111, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

68247Q 102**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 68247Q 102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YI.” Each ADS represents two Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Infinity Cosmo Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,494,252(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,494,252(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,494,252(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person CO

(1)         Represents 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

1	Name of Reporting Person Xiaomei Michelle Song
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,494,252(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,494,252(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,494,252(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person IN

(2)         Represents 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Under the terms of this trust, Ms. Xiaomei Michelle Song has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned shares held by Infinity Cosmo Limited. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

1	Name of Reporting Person Gang Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,505,748(3)
	6	Shared Voting Power 11,494,252(3)
	7	Sole Dispositive Power 24,505,748 (3)
	8	Shared Dispositive Power 11,494,252(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,000,000 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 22.1%
12	Type of Reporting Person IN

(3)         Represents 24,505,748 Class B ordinary shares held by Dr. Gang Yu, and 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands and controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Dr. Gang Yu’s family members and therefore, Dr. Gang Yu may be deemed to be the beneficial owner of the shares held by Infinity Cosmo Limited. Under the terms of this trust, Dr. Gang Yu’s wife, Ms. Xiaomei Michelle Song, has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned shares held by Infinity Cosmo Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1(a).	Name of Issuer: 111, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Infinity Cosmo Limited, (ii) Xiaomei Michelle Song, and (iii) Gang Yu (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Infinity Cosmo Limited
c/o Sertus Chambers
P.O. Box 905
Quastisky Building, Road Town
Tortola, British Virgin Islands

For Xiaomei Michelle Song and Gang Yu
c/o 3-4/F, No.295 ZuChongZhi Road
Pudong New Area, Shanghai, 201203
People’s Republic of China

Item 2(c)	Citizenship: Infinity Cosmo Limited - British Virgin Islands Xiaomei Michelle Song — United States of America Gang Yu — United States of America
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00005 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 68247Q 102 This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Infinity Cosmo Limited	11,494,252	7.0%	14.7%	11,494,252	0	11,494,252	0
Xiaomei Michelle Song	11,494,252	7.0%	14.7%	11,494,252	0	11,494,252	0
Gang Yu	36,000,000	22.1%	46.1%	24,505,748	11,494,252	24,505,748	11,494,252

As of December 31, 2018, 11,494,252 Class B ordinary shares were directly held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands and controlled by Gang Yu Irrevocable Trust.  Under the terms of Gang Yu Irrevocable Trust, Dr. Gang Yu’s wife, Ms. Xiaomei Michelle Song, has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned shares held by Infinity Cosmo Limited. Dr. Gang Yu may be deemed to be the beneficial owner of the shares held by Infinity Cosmo Limited.

As of December 31, 2018, 24,505,748 Class B ordinary shares were held by Dr. Gang Yu. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 163,088,106 ordinary shares (being the sum of 91,088,106 Class A ordinary shares and 72,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018 as a single class.  Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.  Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

INFINITY COSMO LIMITED

	By:	/s/ Redpa Limited
	Name:	Redpa Limited
	Title:	Director

	By:	/s/ John Matthew ASHWOOD
on behalf of Redpa Limited
	Name:	John Matthew ASHWOOD
	Title:	Director

XIAOMEI MICHELLE SONG

/s/ Xiaomei Michelle Song

GANG YU

/s/ Gang Yu